Exhibit (a)(5)(B)

FAQ Sheet for Employees of DRC

1.	Will the DRC 401(k) Plan continue post acquisition in 2014? Are there changes being made within the current program for 2014?

For all employees who were employed by DRC prior to the closing of the merger and who are participants in the DRC 401(k) plan, the parties intend that DRC’s 401(k) plan will continue in effect until at least 12/31/14.

2.	Will there be a merit review process for DRC in 2014?

DRC’s Performance Review process and Merit Cycle has been planned and funded for 2014 and will continue as scheduled.

3.	What will happen to my tuition loans from DRC if my job is eliminated as a result of the acquisition?

If your job is eliminated as a result of the acquisition, you may be eligible for severance benefits under DRC’s Termination Policy. Per DRC’s current Termination Policy (#2-104) – “In cases of involuntary termination for reasons other than negligence, willful misconduct, unsatisfactory job performance or for cause…Tuition Reimbursement—employees eligible for severance pay shall be reimbursed for tuition costs for currently enrolled courses according to the current policy, provided they had a Tuition Reimbursement Application pre-approved, started classes prior to the last day of active work and successfully completed the course(s). In addition, employee obligations resulting from any active tuition related promissory notes will be waived.” See DRC’s Termination Policy (#2-104) for additional information.

4.	I have received a notice from my stock broker (e.g. Fidelity) regarding the tender offer for shares that I own. How should I respond?

This is a personal financial decision regarding your ownership of DRC shares. Engility has filed with the SEC and mailed to all holders of record of our shares a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, and DRC has filed and mailed to all holders of record of our shares a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The tender offer statement and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials are available to DRC shareholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov. While the Company’s board of directors has unanimously recommended that shareholders tender their shares in the tender offer, we urge you to carefully review those materials before making any investment decision.

If you do not respond to your broker’s inquiry your shares will not be tendered. If you decide to tender your shares through your broker in a timely manner, assuming the conditions to the tender offer have been met (including the condition that at least two-thirds of the outstanding shares of DRC common stock (determined on a fully diluted basis) are tendered pursuant to the tender offer), you will receive cash for the shares following the expiration of the offer period. If you decide to not tender your shares, the tender offer is consummated and certain other conditions are satisfied, then all outstanding shares, if any, held by you will be cancelled and converted into the right to receive the offer price by operation of merger even though you did not tender your shares. For additional information on the conditions to the tender offer and to the merger, see Engility’s tender offer statement that is available at www.sec.gov.

If your broker is Fidelity and you would like to participate in the tender offer, or if you have questions, the letter you received from Fidelity asks that you call a Fidelity representative at 1-800-544-4442.

5.	If I choose to do nothing with my stock, what happens to my stock if the merger closes?

If the merger closes, then all of your DRC stock will be cancelled and automatically converted into the right to receive the same amount of cash per share that they would have received had they tendered their shares in the tender offer.

6.	I am holding unvested DRC Restricted Stock Awards (RSAs). Will I receive cash for these RSAs? If so, how will this occur? Do I need to accept a tender offer for these shares?

Immediately prior to the closing of the merger, currently unvested RSAs automatically will become fully vested. At the closing of the merger, these RSAs will be removed from your Fidelity account and automatically be converted into the right to receive the offer price, which will be funded into your account following the closing of the merger. You do not need to accept the tender offer to receive the offer price or the merger consideration for the unvested RSAs, and you would be unable to tender unvested RSAs until such time as they are vested.

7.	I am holding vested DRC stock options. Will I receive cash for these? If so, how will this occur?

If the exercise price for your stock options is below $11.50 per share you will be compensated at closing for the options at the tender offer price per share, less the exercise price per share. The options will be removed from your Fidelity account and exchanged for cash, which will be placed in your account. If the exercise price for your stock options is above $11.50 the options will be cancelled at closing for no consideration and removed from your account.

8.	What happens to my Employee Stock Purchase Plan (ESPP) contributions for the current period? Will the ESPP continue next quarter or following the merger?

The final Exercise Date under the Plan will be five business days before the closing of the tender offer or the normal Exercise Date under the plan with respect to the Offering Period of November 1, 2103 through January 31, 2014, whichever is sooner. For example, if the tender offer closes on January 29, 2014, the final Exercise Date will be January 22, 2014. The ESPP will not continue after this final Exercise Date, and ESPP deductions will cease for any payroll period ending after the final Exercise Date. After the final Exercise Date, the ESPP will be suspended, and will be terminated in connection with the closing of the merger. Engility maintains an Employee Stock Purchase Plan and a determination will be made as to when DRC employees may participate in that plan.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The acquisition of DRC described in this communication has not been consummated. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of DRC. Engility Solutions, Inc., a Massachusetts corporation (“Merger Sub”), a wholly-owned subsidiary of Engility Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Engility Holdings, Inc., a Delaware corporation (“Engility” and together with Parent and Merger Sub, the “Offerors”) have filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”), and DRC has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The tender offer statement (including the offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials are available to DRC stockholders, free of charge, by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 (call collect) or (800) 322-2885 (toll free), or by e-mail at tenderoffer@mackenziepartners.com. In addition, such materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This employee communication contains forward-looking statements with respect to various employee benefit programs, the tender offer, the merger and the consummation of the tender offer and the merger. When used in this statement, the word “will,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including the inability to achieve anticipated synergies, cost reductions or operating efficiencies without unduly disrupting business operations, unexpected costs associated with, or inability to complete, integration activities in a timely manner, the possibility that key personnel of DRC may not be retained by Engility, responses from competitors, customers, and partners, uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many of DRC’s shareholders may tender their shares in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. DRC does not assume any obligation to update any forward looking statement, whether as a result of new information, future events or otherwise.